THOMPSONBRUSSELS   CINCINNATI   CLEVELAND   COLUMBUS    DAYTON  NEW  YORK
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WASHINGTON,  D.C.
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         HINE
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March  10,  2004

VIA  ELECTRONIC  TRANSMISSION
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Attn:  Filing  Desk
U.S.  Securities  &  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

RE:     PC&J  PRESERVATION  FUND,  FILES  NOS.  2-95285  AND  811-4204
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Dear  Sir  or  Madam:

     On March 9, 2004, the PC&J Preservation Fund, a registered investment company (the "Trust") submitted, via electronic filing, a registration statement withdraw request (Form Type RW) in accordance with Rule 477 under the Securities Act of 1933, as amended. The Accession Number was 0000760692-04-000016. Such withdraw request was inadvertently filed under the wrong registration number (it was filed under the above-referenced file numbers but should have been filed under File No. 333-113191). We hereby request, on behalf of the Trust, that such withdraw request be disregarded. If you have any questions or comments, please contact JoAnn M. Strasser at (513) 352-6725.

                                   Very  truly  yours,

                                        /s/

                                   THOMPSON  HINE  LLP